Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

FEBRUARY 28, 2005

Formation Capital Corporation

1510 – 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

MAY 20, 2005

2.

TABLE OF CONTENTS

1.

Cover Page

2.

Table of Contents

Introductory Notes

3.

Corporate Structure

1

Name, Address and Incorporation

1

Intercorporate Relationships

1

4.

General Development of the Business

2

Three-Year History

2

5.

Description of Business

2

General

2

Material Mineral Projects

3

Idaho Cobalt Project, Idaho, U.S.A.

3

Other Mineral Projects and Properties

8

Big Creek Hydrometallurgical Complex

8

Black Pine and Morning Glory Properties, Idaho

9

Wallace Creek Property, Idaho

12

Mexican Properties

12

Other Properties

14

Risk Factors

14

6.

Dividends

22

7.

Description of Capital Structure

22

8.

Market for Securities

23

9.

Directors and Officers

24

10.

Interest of Management and Others in Material Transactions

25

11.

Transfer Agents and Registrars

25

12.

Interest of Experts

26

13.

Audit Committee

26

14.

Additional Information

28

Schedule “A”, Audit Committee Charter

INTRODUCTORY NOTES

Cautionary Note Regarding Forward Looking Statements

This Annual Information Form (“AIF”) and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and Formation Capital Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to studies performed on the Idaho Cobalt Project (as defined below), the future price of metals and minerals, the estimation of mineral resources and reserves, the realization of mineral resource and reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Formation Capital Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals and minerals; possible variations in ore resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF.  Although Formation Capital Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF and the documents incorporated by reference herein use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources which have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definitions Adopted by CIM Council on August 20, 2000.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Currency Presentation and Exchange Rate Information

This AIF contains references to Canadian Dollars and United States dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “U.S. dollars” or “US$”.

The high, low, average and closing exchange rates for U.S. dollars in terms of the Canadian dollar for each of the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 as quoted by the Bank of Canada, were as follows:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
High	$1.4003	$1.4950	$1.6025
Low	1.1746	1.2683	1.4832
Average(1)	1.2879	1.3653	1.5584
Closing	1.2335	1.3357	1.4840

________________________________

(1)

Calculated as an average of the daily noon rates for each period.

On May 20, 2005, the closing exchange rate for U.S. dollars in terms of the Canadian dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2661

3.

CORPORATE STRUCTURE

Name, Address and Incorporation

Formation Capital Corporation (“we”, “us”, “our” or the "Company") was incorporated under the British Columbia Company Act on June 13, 1988 by registration of a Memorandum and Articles.  Our head office is located at Suite 1510 – 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2, and our registered office is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4E6.

By shareholders’ resolutions passed December 20, 1988, our authorized capital was increased from 10,000,000 common shares without par value to 20,000,000 common shares without par value and our Articles were replaced in their entirety with updated Articles.  By shareholders’ resolutions passed August 18, 1995, our authorized capital was further increased to 150,000,000 shares divided into 100,000,000 common shares without par value and 50,000,000 Preference Shares without par value and our Articles were amended to attach special rights and restrictions to our Preference Shares, and to implement staggered terms for our board of directors pursuant to which our directors are designated as Class I, II or III, each holding office for three-year terms expiring in different years. By shareholders’ resolution passed August 23, 2002, our authorized capital was further increased to 300,000,000 shares divided into 250,000,000 common shares without par value and 50,000,000 Preference Shares without par value.  By directors’ resolutions passed July 1, 2004, we carried out a transition under the new British Columbia Business Corporations Act (“BCA”) by filing a Notice of Articles, which replaced our Memorandum, and, by shareholders’ resolutions passed August 13, 2004, new Articles were adopted in place of our previous Articles to bring them in line with the requirements and alternatives available under the BCA, including increasing our authorized share structure to an unlimited number of common shares without par value and 50,000,000 Preference Shares without par value.  Our new Articles also reduced the percentage of votes required, from 75% to 66 2/3%, for special and separate resolutions as permitted under the BCA.  The special rights and restrictions attached to our Preference Shares and the staggered terms for our board of directors did not change.

Intercorporate Relationships

We have four subsidiaries; (i) 100% owned Formation Capital Corporation, U.S. ("Formation U.S."), incorporated in the State of Nevada, U.S.A.; ii) 100% owned Formation Chemicals, Inc. ("FCI"), incorporated in the State of Idaho, U.S.A.; iii) 100% owned Coronation Mines Ltd. ("Coronation"), continued in the Province of British Columbia; and iv) 99.98% owned Minera Terranova, S.A. de C.V. ("Minera Terranova"), incorporated in Sonora, Mexico.

4.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

We are engaged in the acquisition and exploration of mineral natural resource properties and, if warranted, the development of these properties.  We currently hold interests in mineral natural resource properties in Canada, the United States and Mexico.  We also own a hydrometallurgical complex that is currently involved in the start-up phase of a precious metals refining business.

Resource property acquisition and exploration expenditures to February 28, 2005 are approximately $24.8 million related primarily to our Idaho Cobalt Project (“ICP”) through Formation, U.S.  The ICP has reached the permitting and feasibility stages and we are now financing an Environmental Impact Study and expect to receive a Record of Decision from the U.S. Forest Service within the next twelve months. This will allow us to begin development of a mine on the ICP property and change our basic nature from a mineral exploration and development company to a mining company.

In September 2002 we, through FCI, purchased the Big Creek Hydrometallurgical Complex (the “Complex”).  The total cost to date of $4.75 million includes the acquisition and all associated due diligence, legal and initial start-up costs of the precious metals refining section of the Complex. As part of the start-up process, the precious metals refining section of the Complex, known as the Sunshine Precious Metals Refinery, is accepting high silver content feed from third party customers.

5.

DESCRIPTION OF BUSINESS

5.1

General

We hold interests in mineral natural resource properties in Canada, the United States and Mexico.  We, either directly or through our subsidiaries, have, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, we, through FCI, have been engaged in the precious metals refining business.

The main focus of our activity is on our ICP located near Salmon, Idaho. The ICP is in the final stages of permitting with final approval expected in the last quarter of 2005 or the first quarter of 2006. We expect that mine construction should be complete and production begin approximately one year after receipt of final permits.

We own the Complex located in Kellogg, Idaho which, after retrofitting, should be capable of processing concentrate produced at the ICP. A section of the Complex is currently in the start-up phase of refining silver for commercial customers.

A detailed description of the development, staffing and environmental issues relative to both the ICP and the Complex is contained in the Report entitled “National Instrument 43-101 Technical Report, Idaho Cobalt Project, Lemhi County, Idaho USA” referred to below.  Readers should consult the Report to obtain such detailed description.

5.2

Material Mineral Projects

Idaho Cobalt Project – Idaho, USA

Our principal mineral project is the Idaho Cobalt Project (“ICP”) located in Lemhi County, Idaho where extensive permitting efforts are underway.  We own a 100% interest in the unpatented mining claims listed below which form the ICP:

Claims Name(s)	No. Claims	Yearly Renewal Date	Claim Name(s)	No. Claims	Yearly Renewal Date
SUN 1-2, SUN 3* & SUN 4-9, SUN 16* & SUN 18*	11	Sept 1	HZ FRACTION	1	Sept 1
SUN FRAC 1 – 2	2	Sept 1	JC 1–4, JC 5*, JC 6, JC FR-7-8	8	Sept 1
TOGO 1 – 3	3	Sept 1	JC 9-22	14	Sept 1
LDC 1-12 LDC 13*, LDC 14* & LDC 16, LDC 18, LDC 20, LDC 22	18	Sept 1	CHELAN NO. 1*	1	Sept 1
LDC FRAC 1 – 5	5	Sept 1	GOOSE 2*, 3, 4*, 6, 7*, 8*, 10*, 11*, 12*, 13, 14*, 15, 16, 17, 18*, 19*, 20-25	22	Sept 1
RAM 1 – 12, RAM 13-16*	16	Sept 1	SOUTH ID 1 – 6*	6	Sept 1
DEWEY FRAC	1	Sept 1	RAM FRAC 1 – 4*	4	Sept 1
HZ 1 – 16	16	Sept 1	CHIP 1-2	2	Sept 1
HZ 18 – 32	15	Sept 1

*

amended

The ICP is the subject of an April 30, 2005 report prepared by Mine Development Associates (“MDA”) of Reno, Nevada, entitled “National Instrument 43-101 Technical Report, Idaho Cobalt Project, Lemhi County, Idaho USA” (the “Report”).  The Report has been filed and is available on SEDAR at www.sedar.com under the Company’s profile and on our website at www.formcap.com.  The whole of the Report is incorporated by reference into this AIF.  The following is the summary from the Report.

SUMMARY

The Idaho Cobalt Project is an advanced stage development property with established cobalt-copper-gold mineral resources.  A pre-feasibility study was completed on the project during 2001 with positive results.  A final bankable feasibility study is in progress and is projected to be completed during the third quarter 2005.  The operation envisioned is an 800 tpd underground mine with onsite processing plant and offsite cobalt hydrometallurgical facility.  The Idaho Cobalt Project is 100% owned by Formation Capital Corporation US, a Nevada Corporation with offices in Salmon.  The Hydrometallurgical facility and precious metal refinery are 100% owned by Formation Chemicals Inc., an Idaho company with offices in Kellogg, Idaho.  These two corporations are 100% owned by Formation Capital Corporation, a Toronto Stock Exchange listed company based in Vancouver, B. C., Canada.

The Idaho Cobalt Project consists of approximately 2500 acres of unpatented mining claims in the historic Blackbird Co-Cu district of east-central Idaho. Drilling by Formation Capital Corporation since 1995 has defined cobalt-copper-gold (Co-Cu-Au) mineralization in several sub-parallel tabular moderately dipping horizons in two deposits, the Sunshine and Ram deposits. Measured and Indicated mineral resources for both deposits, at a 0.20% Co cutoff total 2.282 million tons grading 0.596% Co, 0.56% Cu, and 0.014 oz Au/ton; based on 163 drill holes totaling 104,798 feet.  There have been two pre-feasibility level studies of the Idaho Cobalt Project, most recently in 2001.  This Technical Report is a summary of past and recent work on the Idaho Cobalt Project.

Introduction

Formation Capital Corporation (Formation Capital) has asked Mine Development Associates (MDA) to prepare a NI 43-101 compliant technical report of Formation Capital’s Idaho Cobalt Project located in Lemhi County, Idaho, U.S.A.

The purpose of this report is to present the known information about the Idaho Cobalt Project in a format suitable for release to the public according to the requirements of Canadian National Instrument 43-101 and its companion policy.  This report incorporates a summary of historical information, aspects of the MDA 2001 pre-feasibility engineering report, drilling completed by Formation Capital in 2004, and an updated resource estimate for the property, completed in March, 2005.  The 2001 report was an update and expansion of Idaho Cobalt Project work done by MDA in 1998 (resource estimate and pre-feasibility study), and in 1999 (review of alternative mining strategies).  The metal price and production cost assumptions built into the conversion of the resource estimates to reserve estimates in 2001 are in the process of being updated with a feasibility study, and as such, reserves are not stated for the Idaho Cobalt Project in this report except from an historical perspective in Section 6.0 (History).  Progress made by Formation Capital on other fronts since 2001 is updated in this report.  These include progress with permitting, the acquisition of a hydrometallurgical plant, the drilling in 2004 of 28 core holes for 24,869 feet, and a 2005 updated resource estimate for the Sunshine and Ram deposits.  A bankable feasibility study for the project is expected to be completed during the third quarter of 2005.

Property, Mining Rights and Location

The Idaho Cobalt Project consists of 145 unpatented lode mining claims located in east-central Idaho, approximately 26 miles west of the town of Salmon, as shown on the location map in Figure 4.1.  The property covers about 2,524 acres centered upon 45° 07' 50" North latitude 114° 21' 42" West longitude.  It is within the Gant Mountain 7.5 minute quadrangle of the USGS Topographic Map Series.

Table 4.1 lists the claims that comprise the Idaho Cobalt property and Figure 4.2 shows the claim location.  Details of the property holdings and requirements for maintenance of Formation Capital’s mineral rights are provided in Section 4.0.  The claims comprising the property are ordinary unpatented mining claims, subject to those federal, state and local regulations that normally apply to such claims in the United States.  Property holding costs were some $18,200 in 2004.

Geology and Mineralization

The Idaho Cobalt Project is situated in the Idaho Cobalt Belt, a 30 – 35 mile long metallogenic district characterized by stratiform copper-cobalt deposits (Staargaard, 1996).  The deposits are hosted by a thick, dominantly clastic sequence of Middle Proterozoic age rocks sandwiched between late Proterozoic quartz monzonitic intrusions.  The clastic sediments were deposited in a large fault-bounded basin, probably as large submarine fan complexes and/or deltaic aprons that were frequently “drowned” by continuing subsidence within the basin.  All significant copper-cobalt deposits and occurrences are found in the Proterozoic age Yellowjacket Formation, which constitutes the base of this marine sedimentary sequence.

The structure of the Yellowjacket Formation is dominated by a regional rift structure.  Cobalt-copper-gold mineralization lies adjacent to a northwest-southeast trending structure parallel to and west of the central axis of the rift.  The district has also been affected by major northeasterly trending faults.

A number of significant stratiform cobalt-copper-gold deposits and prospects define the Idaho Cobalt Belt.  They are associated with two or more distinctive, regional stratigraphic horizons within the Yellowjacket Formation.

Mineralization at the Idaho Cobalt Project is characterized as syngenetic, stratiform, exhalative deposits within, or closely associated with, the mafic sequences of the middle unit of the Yellowjacket Formation.  The deposits range from nearly massive to disseminated.  Some cross-cutting mineralization is present that may be in feeder zones to the stratiform mineralization.  Dominant ore minerals include cobaltite (CoAsS) and chalcopyrite (CuFeS2), with lesser, variable occurrences of gold (Au).  Other minerals present in small quantities are pyrite (FeS2), pyrrhotite (Fe1-xS ), arsenopyrite (FeAsS), linnaeite ((CoNi)3S4), loellingite (FeAs2), safflorite (CoFeAs2), enargite (Cu3AsS4) and marcasite (FeS2).

Alteration minerals or types associated with the mineralization include tourmaline, ankerite, biotite, chlorite, muscovite and silicification.  The alteration is mostly stratabound and coextensive with the mineralization, though tourmaline and ankerite alteration may extend several thousands of feet beyond the mineralization.

The deposits comprising the Idaho Cobalt Project belong to a class of deposits variably described as “Blackbird Co-Cu” (Evans et. al., 1986) or “Blackbird Sediment-hosted Cu-Co” (Hõy, 1995).  The Idaho Cobalt Project lies in the type locality for these deposits and includes some of these type deposits.

Exploration

Formation Capital has defined through drilling since 1995, two areas of Co-Cu-Au mineralization, referred to as the Sunshine and Ram.  A total of 139 holes for 88,606 total feet of core drilling by Formation Capital (163 holes totaling 106,432 feet for the entire database), has defined mineralization in multiple sub-parallel zones of Co-Cu-Au mineralization that are stratiform in nature.  The multiple sub-parallel zones, or horizons, comprise the Sunshine and Ram deposits as further described in Sections 7.0 (Geologic Setting) and 17.0 (Mineral Resource Estimates).  The larger Ram Deposit consists of five hangingwall horizons, a main zone comprised of three horizons, and three footwall horizons.  The Ram main zone horizons, which are the most extensive, typically have mineralized dimensions of 2000-3000 feet in strike extent, by 500-900 feet in vertical extent, and true widths that average about 8 feet (true widths ranges of less than 3 feet to greater than 20 feet for horizon 3023).  These sub-parallel horizons generally strike N15W and dip 50-60 degrees to the northeast, and have been drill tested to depths of 1,200 feet vertically.  The Sunshine deposit consists of three horizons which have similar strike and dips, but are generally thinner and somewhat less extensive than the Ram main zone.

Deposit Resources

The most recent drilling to expand the resources was conducted in 2004, and MDA has completed (Prenn, 2005) an updated resource estimate for the Idaho Cobalt Project.  The results are a nearly doubling of the 1998 Measured and Indicated Resources, the bulk of those resource additions coming from the Ram deposit.  MDA’s methodology and parameters used for the resource estimations are further detailed in Section 17.0 (Mineral Resource and Mineral Reserve Estimates) of this report. Resources have been estimated for multiple mineralized horizons in two mineralized deposits, the Sunshine and Ram deposits.  Table 1.1 lists the current combined Measured and Indicated Resources for the Sunshine and Ram deposits. Individual tabulations of Measured, Indicated, as well as Inferred resources are also tabulated and presented in Section 17 of this report.

Table 1.1 Idaho Cobalt Project Deposit Resources @ 0.20 and 0.30% Co Cutoff

Measured and Indicated Undiluted Resources (2005)

0.3% Co Cutoff
Horizon	Measured and Indicated
	000’s Tons	% Co	% Cu	Oz Au/ton	Avg. Horizontal Thk	Avg. True Thk
E. Sunshine	100.5	0.422	0.94	0.014
1001	35.5	0.467	0.64	0.015	5.1	4.2
1003	169.1	0.710	0.23	0.016	4.7	3.8
1007	8.0	1.155	0.26	0.024	3.2	2.6

Sunshine	313.1	0.007	0.00	0.000
3010	45.6	0.558	0.01	0.006	7.8	6.4
3011	29.0	0.471	0.22	0.010	8.7	7.1
3012	64.1	0.801	0.58	0.011	6.3	5.2
3013	42.6	1.262	0.22	0.020	5.8	4.7

HW	181.4	0.795	0.29	0.012	6.9	5.7
3021	138.9	0.466	0.63	0.018	8.7	7.1
3022	370.6	0.662	0.54	0.015	8.9	7.3
3023	813.4	0.702	0.72	0.017	10.4	8.6
3032	53.7	0.660	0.84	0.010	6.4	5.2
3035	24.3	0.607	0.12	0.011	7.9	6.4
Total	1,895.4	0.667	0.598	0.016	9.3	7.7
0.2% Co Cutoff
Horizon	Measured & Indicated
	000’s Tons	% Co	% Cu	Oz Au/ton	Avg. Length	Avg. True Thk
E. Sunshine	100.5	0.422	0.94	0.014
1001	46.4	0.416	0.61	0.013	4.6	3.8
1003	205.8	0.628	0.27	0.014	4.7	3.9
1007	13.1	0.786	0.22	0.016	3.6	3.0

Sunshine	365.8	0.005	0.00	0.000
3010	79.8	0.419	0.05	0.005	7.0	5.7
3011	51.8	0.374	0.14	0.007	7.4	6.1
3012	101.5	0.596	0.68	0.010	6.4	5.2
3013	54.1	1.052	0.28	0.018	5.7	4.7

HW	287.2	0.593	0.33	0.010	6.6	5.4
3021	184.2	0.412	0.58	0.016	8.2	6.7
3022	437.4	0.600	0.52	0.014	8.6	7.0
3023	904.8	0.657	0.67	0.016	10.1	8.2
3032	78.6	0.529	0.72	0.008	6.5	5.3
3035	24.3	0.607	0.12	0.011	7.9	6.4
Total	2,282.3	0.596	0.561	0.014	7.4	6.1

Mineralized horizons have not been confined by drilling, as many of the more continuous mineralized horizons are open at depth, beyond most current drilling, and along strike.

Reserves

Prior work by MDA and Formation Capital staff resulted in the estimation of reserves; most recently as part of an MDA pre-feasibility study in 2001 (Prenn, 2001).  Those historic reserve estimates are listed in Section 6.0 (History), for documentation purposes only.  Updated reserves for the project will be available after completion of the feasibility study likely to occur in September, 2005.  Formation Capital has continued with permitting efforts for the Idaho Cobalt Project, and has submitted to the USFS (February 2005) a proposed Plan of Operations to allow for development and mining at the Idaho Cobalt Project.  The Plan of Operations is currently in the review process.  Mining dilution and recovery of the resources and development and mining costs will be evaluated during the feasibility study.

Summary and Recommendations

The Idaho Cobalt Project is an advanced stage Co-Cu-Au development property with defined resource in two deposits, in an area of historical mining.  Previous work has defined many of the parameters that would allow for development and mining.  A full bankable feasibility study is in progress, and Formation Capital anticipates it will be completed during the third quarter of 2005.  A program of permitting is underway, as outlined in 19.0 of this report.  A permit application has been submitted to complete an underground decline to investigate the rock quality and mineralization.

In support of Formation Capital’s plan to complete a feasibility study, the following are suggested to be completed in parallel with the feasibility study:

•

Complete an exploration decline upon granting of the permit to further investigate the rock quality, mineralization, and character of the in-place material compared to drilling.  The fact that considerable mining has been completed on a neighbouring property should be taken into account when planning the exploration decline;

•

Complete an in-fill drill program at the south end of Ram deposit (5-8 holes) to confirm grade continuity on tighter drill hole spacing to provide additional confidence of inferred materials.

•

Develop a long term relationship with cobalt end users

•

Complete additional metallurgical testing for the optimization of Formation Capital’s hydrometallurgical plant

This recommended program is described in Section 20.00.  It is estimated that it will cost $3.5 to $4.5 million dollars to complete, most of which will be expenditures for engineering aspects of the feasibility study now in progress.

5.3

Other Mineral Projects and Properties

Big Creek Hydrometallurgical Complex

In 2002, we purchased a 100% interest in the Big Creek Hydrometallurgical Complex (the “Complex”) and property located near Kellogg, Idaho.  In addition, we acquired and exercised an option to purchase an associated hydrometallurgical alkaline leach plant, which was subsequently dismantled, and a tailings facility.

Upon retrofitting, the 36,000 square foot acid pressure leach hydrometallurgical plant will be ideally suited to treat cobalt concentrate from the ICP. The plant includes SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, in start-up phase as of June 2004. The hydrometallurgical plant, currently outfitted to refine silver and recover copper, is centred around a nitrogen species catalyzed sulphuric acid pressure leach system.  The plant also contains innovative downstream processing steps, which include silver chloride processing steps as well as copper solvent extraction and copper electro winning.

The Complex has the capacity to produce 10 million ounces of silver, 350,000 ounces of gold and 4 million pounds of copper annually.  Upon retrofitting for acceptance of ICP concentrate, the facility will be capable of producing 3.3 million pounds of cobalt annually, equivalent to 5 - 8 million pounds of value-added cobalt chemicals used in a variety of applications such as the rapidly expanding re-chargeable battery sector.

In June, 2004, the refinery started accepting feed material as part of the start-up process.  In July, 2004, to assist in the sourcing of feed material, we, through FCI, engaged Auramet Trading, LLC (Auramet) as our marketing advisor.  Under the terms of the engagement, Auramet developed a comprehensive marketing strategy for the refinery, as well as assisting in its financing needs.  Auramet provides a comprehensive array of services for FCI including physical metals trading, hedging, merchant banking, structured finance and advisory services.

We conduct our exploration independently as well as through joint venture agreements with third parties, although none of our current operations are conducted through joint venture entities.  The following is a brief discussion of our other mineral properties:

Black Pine and Morning Glory Properties, Idaho

Formation U.S. also holds a 100% interest in 29 unpatented mining claims that it acquired through staking and has the right to acquire a 100% interest in 36 unpatented mining claims and 4 patented claims (collectively, the "Black Pine Property"), and holds a 100% interest in 17 unpatented mining claims and an option to acquire a 100% interest in an additional 20 unpatented mining claims contiguous to the 17 unpatented claims (collectively, the "Morning Glory Property"), all located in Lemhi County, Idaho, and more particularly described below:

Black Pine 65 Unpatented Mining Claims

Hold Right to Acquire 100% Interest			Hold 100% Interest
Claim Name(s)	No. Claims	Yearly Renewal Date	Claim Name(s)	No. Claims	Yearly Renewal Date
Raven No.2 - No. 4	3	Sept 1	CO 42, 44, 46, 48, 50, 52, 54, 56, 58, 60, 62, 64, and 66	13	Sept 1
Cobalt No. 1 – 9* Cobalt No. 10 - 21	21	Sept 1	Deep 1 - 4 and 21 - 30	14	Sept 1
Cobalt "A" - "L"	12	Sept 1	Deep Fraction 1 - 2	2	Sept 1

*amended

Black Pine 4 Patented Claims (Hold Right to acquire 100% interest)

Claim Name(s)	No. Claims	Claim Name(s)	No. Claims
Black Pine Extension	1	Cross Cut Copper	1
Black Pine	1	No. 1 Fraction	1

Morning Glory 37 Unpatented Mining Claims

Hold Right to Acquire 100% Interest			Hold 100% Interest
Claim Name(s)	No. Claims	Yearly Renewal Date	Claim Name(s)	No. Claims	Yearly Renewal Date
King Solomon No. 1 - No. 4	4	Sept 1	K.S. #1 - #5, #7, #8, #10, # 13, #15, #17, #19, #21, #23, #25, #26, #27	17	Sept 1
Tom Bigby	1	Sept 1
Tom Bigby No. 2	1	Sept 1
Tom Bigby #3 - #4	2	Sept 1
Arrestre Lode	1	Sept 1
Lucky Dean	1	Sept 1
Gilt Edge Lode	1	Sept 1
Gilt Edge Lode No. 2 – No. 5	4	Sept 1
Gilt Edge Lode No. 10	1	Sept 1
Gilt Edge	1	Sept 1
Specie Payment	1	Sept 1
Specie Payment No. 3	1	Sept 1
Specie Payment #4	1	Sept 1

Pursuant to a lease option agreement dated June 19, 1992 between Formation U.S. and Frederick C. Lyon and Jeanne James (the “Optionor”), Formation U.S. can acquire the 50 claims included in the Black Pine Property by paying US$5,000 (paid), making advance royalty payments totalling US$327,500 by 2006 (of which US$67,500 has been paid), incurring an aggregate US$710,000 on exploration of the 50 claims (incurred) and paying a sliding scale net smelter return royalty of between 1% and 5% based on the realized price of copper between US$1.25 and US$2.00 per lb.  Once an aggregate of US$2,000,000, including royalty, advance royalty and other cash payments, but not including exploration expenditures, has been paid, title to the 50 claims will vest in Formation U.S.  During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85, US$10,000 if the average price of copper trades between US$0.85 to US$0.89 and US$20,000 if the average price of copper trades above US$0.90.  There have been no payments due since the amended agreement was concluded.  During the year ended February 29, 2004, the option agreement was again amended to extend the term for two-five year increments, and to share, on a 50/50 basis, with the Optionor any payments received from any joint venture partner.

Formation U.S. holds the right to acquire the 20 claims included in the Morning Glory Property pursuant to two lease option agreements, each having an initial term of 10 years commencing December 31, 1989.  Prior to the expiry of these agreements, both were subsequently re-negotiated and extended for an additional ten years.  To exercise the options, Formation U.S. must pay US$1,000,000 for each option, inclusive of payments, if any, under a 3 - 5% sliding scale net smelter returns royalty based on the realized price of gold between US$400-$500, and advance royalty payments of an aggregate of US$3,000 per year.  All payments, including advance royalties, are credited toward a final purchase price of US$2,000,000.   During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000.  A total of US$36,900 has been paid to date.

In addition to the above option costs, annual holding costs associated with the Black Pine and Morning Glory Properties are $6,500 and $3,700, respectively, payable to the Bureau of Land Management and a minor payment to Lemhi County.

Black Pine Property - Previous Work

Since the acquisition of the Black Pine Property in 1992, Formation U.S. has spent $3.2 million on property payments and exploration, including geological mapping, soil geochemistry, geophysical surveys, trenching and drilling programs.  Since 1993, Formation U.S. has completed 100 diamond drill holes totalling 44,954 feet, and 100 reverse circulation holes totalling 15,625 feet.

Morning Glory Property - Previous Work

Formation U.S. has conducted a program of mapping, rock and soil sampling on the Morning Glory Property.  Past optionees have held the Morning Glory Property under option from Formation U.S. more or less continually from 1989 through to 1995.  During this time, property wide reconnaissance was instigated, additional soil sampling programs were completed, geophysical surveys were undertaken, preliminary trenching initiated, old mine workings were rehabilitated and a total of 23 RC drill holes were completed.

Of the 9 targets located on the Morning Glory Property, only two have been drill tested.  Outcrop scale mapping of the targets has yet to be completed.  Only two of the targets have been partially geophysically surveyed.  Additional trenching is required on most of the prospects.  Only two of the target areas have been soil sampled and 4 miles of prospective shear have only been reconnaissance scale mapped.

The Morning Glory Property hosts Beartrack style bulk mineable gold mineralization of potential economic merit.  Its proximity to the recently producing and permitted Beartrack Mine provides economic and other information suggesting that the property can be brought to production should additional tonnage of low grade ore be delineated.  The possibility exists of either satellite production utilizing Beartrack's existing infrastructure from a smaller reserve or developing a stand-alone operation should a larger reserve be proven.

Wallace Creek Property, Idaho

Formation U.S. holds a 100% interest in certain claims and an option on certain other claims making up the Wallace Creek Property located in Lemhi County, Idaho.  To exercise the lease option on certain of the claims, Formation U.S. must pay US$1,000,000, of which US$25,600 has been paid to date.

Mexican Properties

Minera Terranova holds interests in the exploration and exploitation concession properties located in Mexico and described as follows (the "Mexican Properties");

Name of Concession(1)	Location in Mexico	Concession Size (hectares)	Registration Date
El Milagro (2)	Tamaulipas State	71.0329	November 29, 1990
El Milagro Dos (3)	Tamaulipas State	84.9192	April 29, 1991
Ana Maria	Tamaulipas State	677.446	August 13, 1997 (registration) September 5, 1999 (published)

(1)

The El Milagro and El Milagro Dos concessions are exploitation concessions.  The remaining concession is an exploration concession.

 (2)

Held pursuant to a purchase option pursuant to which Minera Terranova must pay an aggregate 240,000 pesos (approximately $32,000) in 8 equal instalments over 4 years.  In September of 2000, a revision to the agreement allows the remaining 90,000 pesos to be paid by making equal semi-annual payments of 15,000 pesos over three years.  As at February 28, 2003 Minera Terranova had earned a 100% interest in the property.

(3)

Held pursuant to a purchase option pursuant to which Minera Terranova must pay an aggregate 560,000 pesos (approximately $75,000) in 8 equal instalments over 4 years.  In September of 2000, a revision to the agreement allows the remaining 210,000 pesos to be paid by making equal semi-annual payments of 35,000 pesos over three years.  As at February 28, 2003 Minera Terranova had earned a 100% interest in the property.

Under federal Mexican law, mineral titles are held by way of ownership of mining concessions, granted as either exploration concessions or exploitation concessions.  Exploration concessions are granted for a non-renewable duration of six years, during which period they are maintained in good standing through the holder's annual filing of evidence of work performed as well as payment of taxes calculated on the basis of the size of the concession.  During the term of the exploration concession, application may be made to convert to an exploitation concession.  Exploitation concessions have a duration of 50 years as of the date of their recording in the Public Registry of Mining.  An exploitation concession must be granted prior to commencement of mining operations.

As of February 28, 2005, we, through Minera Terranova, had completed a limited amount of exploration, comprised of rock and soil sampling, on the Mexican Properties.  We intend to maintain the core holdings of the Mexican Properties in good standing, and with the renewed interest in precious metals markets, intend to aggressively pursue joint venture partners for these properties.  Minera Terranova is currently in the process of converting the Ana Maria exploration concession into an exploitation concession, according to Mexican mining law guidelines.

Other Properties

In addition to the properties set forth above, we, either directly or through our subsidiaries, hold the following interests in the following properties:

Property Name	Property Location	No. of Claims (U.S.) Or Size of Property (Canadian)	% of Property Owned by Company	Joint Venture Partner	Annual Holding Costs	Projected 3 Year Expenditures on Property by Company
Badger Basin	Idaho	4 claims	100	None	US$405 (1)	nil
Queen of the Hills	Idaho	7 claims	100	None.	US$707(1)	nil
Bonanza Copper	Idaho	9 claims	100	None	US$909(1)	nil
Bowman	Idaho	5 claims	100	None	US$50(2)	nil
Tinkers Pride	Idaho	9 claims	100	None	US$909(1)	nil
Kernaghan Lake	Saskatchewan	3,925 hectares	20(3)	Cogema	$0	nil
Compass Lake	Saskatchewan	3,014 hectares	100(3)	Cogema	$0	nil
Virgin River	Saskatchewan	30,500 hectares	2(3)	Cameco	$0	nil

(1)

Unpatented U.S. properties have holding costs payable to the U.S. Bureau of Land Management of US$100 per claim and minor payments to the county.

(2)

Patented claims holding costs shown are taxes payable.

(3)

Held through Coronation.  The remaining interests in the claims are held by the joint venture partner.

5.4

Risk Factors

We are engaged in exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our development.  An investment in our common shares involves significant risks.  In addition to information set out elsewhere, or incorporated by reference, in this AIF investors should carefully consider the risk factors set out below.  Such risk factors could materially affect our future financial results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investment in our common shares.

We have incurred losses.

We have incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless we can derive sufficient revenues from our projects.  Such future losses could have an adverse effect on the market price of our common shares, which could cause investors to lose part or all of their investment in our shares.

We currently depend on one principal exploration stage property.

We are currently dependent on one principal mineral property, being the ICP which is an exploration stage project.  The ICP may never develop into a commercially viable ore body, which would have a materially adverse affect on our potential mineral resource production, profitability, financial performance and results of operations.

We are an exploration company and may never develop a commercially viable ore body.

We are in the exploration stage.  None of the properties in which we have interests are in commercial production.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties prove commercially unviable and not worth developing.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The impact of any one of these factors cannot be accurately predicted, however, a combination of these factors may result in our not receiving an adequate return on invested capital.  Consequently, it is impossible to ensure that the exploration or development programs planned by us, or any of our joint venture partners, will result in a profitable commercial mining operation.  We may thus expend significant amounts of financing and effort on any or all of our properties without reaching a stage of commercial production, which could make it more difficult for us to finance future operations.

We may be unable to obtain additional financing to fund exploration and development on our properties.

We do not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs.  Further exploration or commercial development, if warranted, would require additional substantial financing.  There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interests, in which case, our ability to operate would be adversely effected.  Failure to obtain such additional financing could result in delay or postponement of future exploration or development of our properties.

Mineral exploration and development activities are inherently risky.

The business of mineral exploration and extraction involves a high degree of geological, technical and economic uncertainty because of the difficulty of locating a viable mineral deposit, the costs and other risks involved in bringing a deposit into production and the uncertainty of future mineral prices.  Few properties that are explored are ultimately developed into production.

If the ICP or our other properties are found to have commercial quantities of ore, we would be subject to additional risks respecting any development and production activities.

Although the ICP has measured and indicated resources as defined in Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full feasibility study, which has been commenced but is not yet complete.  At present, none of our other properties have a known body of commercial ore.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs.  Although we carry liability insurance with respect to its mineral exploration operations, we may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which we cannot insure or against which we may elect not to insure.

We have not acquired surface rights.

We do not presently own surface rights to the land required for any mining on the ICP and have not yet entered into negotiations to obtain the land.  There is no assurance that we will obtain adequate surface rights to permit development of the ICP.

Fluctuation of mineral prices may adversely affect our financial results.

Factors beyond our control may affect the marketability of any ore or minerals discovered at and extracted from our properties.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The projections for our future profitability are based on the price of cobalt. The effect of these factors cannot accurately be predicted, but in our estimation the near to medium term outlook for cobalt prices seems optimistic as demand for cobalt is expected to grow strongly, and supply is not expected to catch up within the next 5 to 6 years. We anticipate the cobalt price to remain above US$12.00/lb for the next few years, averaging between US$14.00/lb and US$16.00/lb. However, if the U.S. dollar continues to weaken, these anticipated prices could come under upward pressure from producers, as relative production cost expressed in US$/lb will accordingly continue to increase.

We have no experience in placing properties into production.

We have no experience in placing mineral deposit properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available to us the necessary expertise when and if we place mineral deposit properties into production.

Title to our properties or interests may be disputed.

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource properties may be disputed.  There is no guarantee of title to any of our properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.  We have not surveyed the boundaries of any of our mineral properties and consequently the boundaries of the properties may be disputed.  We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Our financial results may be adversely affected by foreign currency fluctuation.

We attempt to minimize the risks associated with currency fluctuations by paying our expenses in the U.S. in U.S. dollars.  Since our financial results are reported in Canadian dollars and most of our financial assets are maintained in Canadian dollars, our financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and increases in the U.S. dollar relative to the Canadian dollar could have a negative impact on operations.  We do not engage in foreign currency hedging transactions. A further 10% strengthening of the Canadian dollar in 2005 in relation to the U.S. dollar would have reduced our foreign exchange costs by approximately $850,000.

Risks associated with interest rates

Our exposure to changes in interest rates results from our investment activities undertaken to manage our cash position. We invest our cash in short-term money market instruments which are subject to interest rate changes. These changes cannot be accurately predicted but a reduction in interest rates could have a negative impact on operations. Based on the May 20, 2005 average interest rate earned on our investments, the impact of a 10% change in the rate would change our interest revenue by approximately $27,000 per year.

Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations.

Our current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral property acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  We have received all necessary permits for the exploration work we are presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that we will be successful in maintaining such permits.  Further, there can be no assurance that all permits which we may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which we may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  We may be required to compensate those suffering loss or damage by reason of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  We are not currently covered by any form of environmental liability insurance.  See “Risks associated with our activities may not be insurable.”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with our activities may not be insurable.

Our business is subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which our activities are subject will be available at all or at commercially reasonable premiums.  We currently maintain insurance within ranges of coverage which we believe to be consistent with industry practice for companies of a similar stage of development.  We carry liability insurance with respect to our mineral exploration operations, but we are not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  The payment of any such liabilities would reduce the funds available to the Company.  If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where we conduct our operations.

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we conduct operations.  As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than we have, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable.  We also compete with other mining companies in the recruitment and retention of qualified employees.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

We depend on key management and employees.

Our development depends on the efforts of key members of management and employees.  Loss of any of these people could have a material adverse effect on us.  We have employment agreements with our key members of management pursuant to which we may be obligated to pay up to $2,629,990 if certain of these agreements are terminated without cause or for good reason.  We do not have key person insurance with respect to any of our key employees.

Figures for mineral resources upon which we rely are estimates.

The figures for mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ores will be mined or processed profitably.  There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond our control.  Such estimation is largely a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  Fluctuations in mineral prices, results in drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of minerals mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of mineral resources, or of our ability to extract these resources, could have a material adverse effect on our results of operations and financial condition.

We may encounter difficulties in conducting our business through foreign subsidiaries.

We are a holding company that conducts business through foreign subsidiaries, joint ventures and divisions, and substantially all of our assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between us and our subsidiaries, or among our subsidiaries, could restrict our ability to fund operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and share price.

We may be unable to expand our operations on favourable terms.

As part of our business strategy, we have sought and will continue to seek new mining and development opportunities in the mining industry.  In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  We cannot assure that we will be able to complete any acquisition or business arrangement that we pursue, or are pursuing on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit our business.

Changes in critical accounting estimates could adversely affect our financial results.

Our most significant accounting estimates relate to the carrying value of our mineral property assets.  The accounting policies in relation to mineral policies are set out in full in our annual financial statements.  Management regularly reviews the net carrying value of each mineral property.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.  Management’s estimates of mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely effect the future net cash flows to be generated from the properties.  Another significant estimate relates to accounting for stock based compensation.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of our stock options granted/vested during the year.

Our shareholder rights plan may discourage certain transactions.

We have a shareholder protection rights plan (the “Rights Plan’).  The Rights Plan is designed to provide our Board of Directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of our shareholders.  The Rights Plan has not been proposed and adopted in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for our common shares.  The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

We have not declared dividends and expect to retain any earnings.

No dividends on our common shares have been paid by us to date.  We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business.  We do not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition and current and anticipated cash needs.

Risks associated with conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and our shareholders.  In addition, each of our directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Factors that may detrimentally affect the markets for metals.

Resource exploration and development is a speculative business and involves a high degree of risk.  The marketability of natural resources which we may acquire or discover may be affected by numerous factors beyond our control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital.

Failure to comply with laws.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

Environmental regulations.

Our operations are subject to environmental regulations, which are subject to change, promulgated by government agencies governing prospecting, mining, production, taxes, waste disposal, toxic substances and operation of mines.  Failure to comply with such environmental regulations may result in enforcement action being taken against us or our subsidiaries, including orders to cease operations, and/or corrective measures requiring capital expenditures and delay.  We may be required to compensate those suffering loss or damage as a result of any such failure to comply.

Uncertainty of foreign operations.

Our subsidiary, Minera Terranova is operating in Mexico, which has experienced rapid and sometimes unanticipated changes in internal government leadership, economic uncertainty, currency devaluation and other fiscal and political changes characteristic of developing economies.  The political, legal and regulatory uncertainties may increase the risks to the overall predictability of our operations in Mexico.  Some of our management personnel are not fluent in Spanish, the common language in Mexico, which may lead to misinterpretation and potential for misrepresentation.

Risks associated with refinery operations

We are in the start-up phase of operating a precious metals refinery and associated laboratories including a hydrometallurgical plant and associated tailings facility.  There is no assurance that the refinery will become a viable operating business.  Various hazardous chemicals, reagents and heavy equipment are utilized within the Complex that could cause harm to employees if not handled properly.  The site is monitored by the Occupational Safety and Health Administration (OSHA) which can and does change rules from time to time which could have a negative impact on the operations.  All employees are provided with and required to read various Employee Hand Books, Policy & Procedure Manuals, Chemical Hygiene Plans, Health and Safety Manuals and associated rules for compliance with various laws and acts such as the U.S. Patriot Act.  While all employees are required to follow procedures, accidents can occur at any industrial facility which could have a negative impact on the operations.

Money Laundering Legislation

The U.S. Patriot Act contains a number of anti-money laundering provisions designed to promote the prevention, detection, and prosecution of international money laundering and the financing of terrorism.  The requirements set out by the anti-money laundering provisions apply to every financial institution, including dealers in precious metals.   While compliance is maintained with all aspects of the U.S. Patriot Act, it is possible that future rule changes could cause a negative impact on the operations.

Theft

There are various amounts of precious metals within the refinery at any given time.  Precious metals are by definition valuable and the plant could be subject to a robbery.  Although the facility has state of the art security systems and protocols, as well as insurance against loss that is believed to be at appropriate levels for the operations, a theft could have a negative impact on the operations.

 Tailings facility

There is a tailings facility associated with the Complex.  Although this facility is in compliance with all applicable laws, it is possible that changes to existing laws could cause a negative impact on the operations.  Although we are not aware of any environmental concerns with regard to the tailings facility, like all industrial facilities a problem may be discovered in the future that could have a negative impact on the operations.

6.

DIVIDENDS

We have not paid dividends since our incorporation and have no present intention of paying dividends as we anticipate that all available funds will be applied to the exploration, development and administration of our ICP and to the administration of the Complex.

7.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share structure consists of an unlimited number of common shares without par value and 50,000,000 Preference Shares without par value having attached thereto the special rights and restrictions set out in Part 27 of our Articles.  At May 20, 2005, 160,969,558 common shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of our common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The board of directors of the Company, without further vote or action by the shareholders, is able to issue Preference Shares from time to time in one or more series and fix, by resolution as to such series, the number of Preference Shares to constitute such series and the designations thereof, including, but not limited to, dividend rights, conversion rights, redemption rights, liquidation preferences and voting power, if any.

8.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “FCO”.

The following chart sets forth information relating to the trading of the common shares on the TSX on a monthly basis for each month during the most recently completed financial year:

Month	Volume	Low	High
February 2005	29,393,149	0.39	0.69
January 2005	4,169,031	0.38	0.465
December 2004	5,467,865	0.35	0.46
November 2004	2,553,991	0.385	0.49
October 2004	4,431,466	0.41	0.57
September 2004	9,137,328	0.34	0.495
August 2004	3,899,368	0.385	0.50
July 2004	2,782,635	0.43	0.55
June 2004	7,060,008	0.455	0.57
May 2004	4,761,536	0.37	0.51
April 2004	10,393,560	0.40	0.64
March 2004	13,187,693	0.50	0.65

Prior Sales

The following chart sets forth information relating to non-transferable warrants outstanding as at February 28, 2005, which warrants are not listed or quoted on a marketplace and each of which entitles the purchase of one common share at the exercise price per share until the expiry date noted.

Number of Warrants	Exercise Price ($)	Expiry Date
62,500	0.25	June 02, 2005
1,016,387	0.23	August 22, 2005
19,919,999	0.50	December 05, 2005
1,963,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 06, 2006
1,333,333	0.30	February 05, 2007
1,853,180	0.30	April 03, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007

9.

DIRECTORS AND OFFICERS

The names, province or state and country of residence of our directors and executive officers, the positions and offices held by them with us and their principal occupations for the past five years are set forth below:

Name and Jurisdiction of Residence (1)	Principal Occupation During the Past Five Years (1)	Position with the Company	Director Since	Term of Office as Director Expires (2)
Mari-Ann Green(5) British Columbia, Canada	Chairman of the Board and Chief Executive Officer of the Company	Chairman of the Board, Chief Executive Officer and Director	June 13, 1988	2007 Annual General Meeting
J. Scott Bending British Columbia, Canada	President of the Company	President, Director	June 13, 1988	2007 Annual General Meeting
William G. (Bill) Scales(4) Idaho, U.S.A.	President of Formation U.S.	Executive Vice-President, Director	June 13, 1988	2006 Annual General Meeting
James B. P. Engdahl (3) Alberta, Canada

Managing Director, Prairie Region, Windypoint Capital, an investment banking company, since 2004; previously was Saskatchewan Managing Partner, Tamarack Group, Meyers Norris Penny a Chartered Accountant Firm; Prior to merger in March 2002 was President and Director, of Cascadia Ventures Inc., an asset management firm.

		Director	August 23, 1992	2005 Annual General Meeting
Robert G. Metka(4)(5) South Africa	Principal of Hatch & Associates, a Mining Consulting Group	Director	June 11, 1998	2006 Annual General Meeting
David M.R. Stone (3)(5) Washington, U.S.A.	President of Minefill Services, Inc. a Mining Consulting Company; Consulting Engineer to the Mining Industry	Director	May 10, 2002	2006 Annual General Meeting
Robert J. Quinn(3)(4) Texas, U.S.A.	Attorney	Director	August 20, 1999	2005 Annual General Meeting

(1)

Information as to jurisdiction of residence and principal occupation has been provided by the individual directors and executive officers.

(2)

Each of our directors is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then.  The current Class I directors, James B. Engdahl and Robert J. Quinn, were elected to our Board of Directors at our 2002 Annual General Meeting for a three-year term expiring at our Annual General Meeting to be held in 2005.  The current Class II directors, William G. Scales, Robert G. Metka and David M.R. Stone, were elected to our Board of Directors at our 2003 Annual General Meeting for a three-year term expiring at our Annual General Meeting to be held in 2006.  The current Class III directors, J. Scott Bending and Mari-Ann Green, were elected to our Board of Directors at our 2004 Annual General Meeting for a three-year term expiring at our Annual General Meeting to be held in 2007.

(3)

Denotes member of the Audit Committee

(4)

Denotes member of the Environmental Committee

(5)

Denotes member of the Executive Compensation Committee

Control of Securities

As of May 20, 2005, our directors and executive officers beneficially owned, directly or indirectly, or have control or direction over, an aggregate of 5,021,596 of our common shares representing approximately 3.1% of our issued and outstanding common shares as of that date.  Our directors and executive officers, as a group, also hold share purchase warrants to purchase an aggregate of 120,000 additional common shares in the capital of the Company, which warrants are exercisable at a price of $0.50 per common share.  In addition, our directors and executive officers, as a group, hold incentive stock options for the purchase of an aggregate of 3,880,000 additional common shares in the capital of the Company as at May 20, 2005, which options are exercisable at prices ranging from $0.15 to $0.50 per common share.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors, executive officers or shareholders holding a sufficient number of our securities to affect materially the control of the Company (including any of their respective holding companies):

(a)

are, as at the date of this AIF, or have been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

have, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)

have been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company or any subsidiary of the Company and any director or officer of the Company or any subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company or any subsidiary of the Company and their duties as a director or officer of such other companies.  See “Description of the Business – Risk Factors – Risks associated with conflicts of interest”.

10.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors or executive officers, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of our outstanding shares and no associate or affiliate of any of these persons or companies, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year  that has materially affected or will materially affect us.

11.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

12.

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of our mineral projects and properties is included in, or incorporated by reference into, this AIF based upon the following:

Technical Report dated April 30, 2005 entitled “National Instrument 43-101 Technical Report, Idaho Cobalt Project, Lemhi County, Idaho U.S.A.” (the “Report”), prepared by Neil Prenn, P.E., of Mine Development Associates Inc. and Allan V. Moran, C.P.G., each of whom is a Qualified Person for the purposes of NI 43-101.  Each of Neil Prenn, P.E., Mine Development Associates Inc. and Allan V. Moran, C.P.G. are independent of the Company within the meaning of NI 43-101, none of them held, received or expects to receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, or any associate or affiliate of the Company, when the Report was prepared, or following preparation of the Report or in connection with the preparation of the Report and none of them or their directors, officers or employees is or is expected to be elected, appointed or employed as a director, officer or employee of the Company, or of any associate or affiliate of the Company.

The audited financial statements incorporated by reference into this AIF have been included in reliance upon the report of Deloitte & Touche LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

13.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the Audit Committee’s charter is attached to this AIF as Schedule “A”.

The members of the Company’s Audit Committee are David M.R. Stone, Robert J. Quinn and James B.P. Engdahl.  Each of Messrs. Stone, Quinn and Engdahl are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

David M.R. Stone – Ph.D., M.B.A., P.E., P.Eng.- Dr. Stone is an internationally recognized expert in mine backfilling with over 18 years of experience in underground and surface mining in some 40 projects in 17 countries.  He has conducted due diligence teams and has lead mining scoping and mining feasibility studies for open pit and underground projects worldwide. He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

Robert J. Quinn – B.S., B.A., J.D. - As past Chief Legal Officer for Battle Mountain Gold Company, Mr. Quinn offers experience that focuses on due diligence, negotiating, structuring and documenting acquisitions and joint ventures as well as the permitting and development of major mining projects. He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

James B.P. Engdahl - Mr. Engdahl has over 30 years experience in corporate finance, management, accounting and administration with major financial institutions such as Barclays Bank of Canada and the Bank of Montreal. He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended February 28, 2005 were $60,000 (year ended February 29, 2004 - $59,100).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended February 28, 2005 were $nil (year ended February 29, 2004 - $2,300).  Work performed for these fees related to butterflying of non-core assets, potential corporate restructuring and research on withholding tax in relation to convertible debentures.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the year ended February 28, 2005 were $20,250 (year ended February 29, 2004 - $6,000).

All Other Fees

There were no other fees billed by the Company’s external auditors during the last two financial years.

14.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s Information Circular to be prepared in connection with the Company’s Annual General Meeting of shareholders scheduled to be held on June 24, 2005 which will be available on SEDAR at www.sedar.com.  Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended February 28, 2005.

SCHEDULE “A”

Formation Capital Corporation

Audit Committee Charter

PURPOSE

To assist the Board of Directors (the “Board”) of Formation Capital Corporation (the “Company”) in fulfilling its oversight responsibilities for the financial reporting processes, systems of internal control regarding finance and accounting, the audit process and the Company's process for monitoring compliance with laws and regulations and the code of conduct.

AUTHORITY

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•

Retain independent counsel, accountants or others to advise the committee or assist in the conduct of an investigation.

•

Seek any information it requires from employees—all of whom are directed to cooperate with the committee's requests—or external parties.

•

Meet with Company officers, auditors, or outside counsel, as necessary.

•

Appoint, compensate, and oversee the work of any registered public accounting firm employed by the Company.

•

Pre-approve all audit and non-audit services.

COMPOSITION

The Audit Committee will consist of at least three members of the Board of Directors. The Board or its nominating committee will appoint Committee members and the Committee chair.

Each Committee member will be both independent and financially literate. At least one member shall be designated as the “financial expert,” as defined by applicable legislation and regulation.

MEETINGS

The Committee will meet at least four times a year, with authority to convene additional meetings, as circumstances require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. The Committee will hold private meetings with auditors (see below) and executive sessions. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

RESPONSIBILITIES

The Committee will carry out the following responsibilities:

Financial Statements

•

Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review with management and the auditors the results of the audit, including any difficulties encountered.

•

Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles.

•

Review other sections of the annual report and related regulatory filings before release and consider the accuracy and completeness of the information.

•

Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing Standards.

•

Understand how management develops interim financial information, and the nature and extent of auditor involvement.

•

Review interim financial reports with management before filing with regulators, and consider whether they are complete and consistent with the information known to committee members.

Internal Controls

•

Consider the effectiveness of the Company's internal control system, including information technology security and control.

•

Understand the scope of auditors' review of internal controls over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

•

Review the auditors' proposed audit scope and approach.

•

Review the performance of the auditors, and exercise final approval on the appointment or discharge of the auditors.

•

Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

•

On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

Compliance

•

Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

•

Review the findings of any examinations by regulatory agencies, and any auditor observations.

•

Review the process for communicating the code of conduct to Company personnel, and for monitoring compliance therewith.

•

Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Responsibilities

•

Regularly report to the Board about Committee activities, issues, and related recommendations.

•

Provide an open avenue of communication between the auditors and the Board.

•

Review any other reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

•

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•

Perform other activities related to this charter as requested by the Board.

•

Institute and oversee special investigations as needed.

•

Review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes.

•

Confirm annually that all responsibilities outlined in this charter have been carried out.

•

Evaluate the Committee's and individual members' performance on a regular basis.

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

CONSENT OF ALLAN V. MORAN

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Formation Capital Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

Annual Information Form of Formation Capital Corporation dated May 20, 2005.

Dated: May 24, 2005

”Allan V. Moran”

Allan V. Moran

775-856-5700

210 South Rock Blvd.

Reno, Nevada 89502

Fax: 775-856-6053

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

CONSENT OF NEIL B. PRENN

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Formation Capital Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

Annual Information Form of Formation Capital Corporation dated May 20, 2005.

Dated: May 23, 2005

”Neil B. Prenn”

Neil B. Prenn

775-856-5700

210 South Rock Blvd.

Reno, Nevada 89502

Fax: 775-856-6053